EXCERPT FROM REMARKS MADE BY JACQUES ESPINASSE,
CHIEF FINANCIAL OFFICER OF VIVENDI S.A., AT AN ANALYST CONFERENCE
HELD ON SEPTEMBER 7, 2006, RELATING TO NET DEBT

     “At the end of the year, due to the investment in Bertelsmann Music Publishing, I anticipate that our net debt will be quite close, slightly lower than the one at June 30 (which is €6.8B)...around €6.5B.”

Important disclaimer
Vivendi is quoted on Euronext Paris SA. This excerpt contains “forward-looking statements” as that term is defined in the US Private Securities Litigation Reform Act of 1995. Such forward-looking statements are not guarantees of the company’s future performance. Actual results may differ significantly from the forward-looking statements as a result of a number of risks and uncertainties, many of which are outside our control, notably the risk that Vivendi will not reach its anticipated net debt level, as well as the risks described in the documents Vivendi has filed with the US Securities and Exchange Commission and the French Autorité des Marchés Financiers. Investors and security holders are strongly recommended to read those documents at the Security and Exchange Commission’s website at www.sec.gov and the French Autorité des Marchés Financiers’ website (www.amf-france.org). Copies of the documents may also be obtained free of charge from Vivendi. This excerpt contains forward-looking statements that can only be assessed on the day the conference occurred. Vivendi does not undertake, nor has any obligation, to provide, update or revise any forward-looking statements.